LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

04035552

BY MAIL

July 7, 2004

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

RECEIVED
2004 JUL 15 P 2:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs:

Re: Lake Shore Gold Corp. (the "Company") - File 82-34769

Enclosed please find the Company's documents disseminated during the month of June 2004.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Lake Shore Gold Corp.

Susy H. Horna
Executive Legal Assistant

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

dlw 7/16

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

RECEIVED
2004 JUL 15 P 2:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

LAKE SHORE GOLD CORP.
NOW A BRITISH COLUMBIA CORPORATION

June 30, 2004

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** announced that it has completed the continuation of its jurisdiction of incorporation from the Yukon Territory into British Columbia under the *Business Corporation's Act* (British Columbia) and has adopted new articles.

The continuation is not a reorganization, amalgamation or merger and will not alter shareholdings of the Company's shareholders.

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For more information, please contact:

Daniel G. Innes, President
Thomas W. Beattie, Director
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
www.lsgold.com / email: info@lsgold.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE GOLD CORP.
RESOURCE EXPANSION AND DRILLING UPDATE
TIMMINS GOLD PROJECT, ONTARIO

June 1, 2004

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** announced today assay results for drill holes TG04-51 to TG04-61 in the ongoing resource expansion program at its Timmins Gold Project located at the west end of the Timmins Gold Camp, Ontario. The current phase of the resource expansion program is nearing completion with drilling now completed on sections 4750E, 4700E and 4650E with two holes remaining on the new section 4600E. Drilling continues to confirm strong mineralization on the new section with hole TG04-57 reporting **7.7 grams per tonne gold over 13.7 metres in the Footwall Zone and 8.5 grams per tonne gold over 3.6 metres in the Ultramafic Zone.**

Holes TG04-43b and TG04-53b were drilled in order to complete section 4750E. The holes intersected a relatively weak Footwall Zone.

Hole TG04-61 was drilled on section 4650E above the spectacular intercepts reported from holes TG03-35, TG03-35a, TG03-35b and TG04-50. It closed off the updip portion of the Footwall and Ultramafic Zones while cutting an anomalous intercept near the base of the projection of the Main Zone.

Holes TG04-55, TG04-55b, TG04-57 and TG04-57a are all on section 4600E, a new, previously untested section, located 50 metres west of section 4650E. The best hole was hole TG04-57 which cut 7.7 grams per tonne gold over 13.7 metres in the Footwall Zone and 8.5 grams per tonne gold over 3.6 metres in the Ultramafic Zone. TG04-57a (a wedge up from TG04-57) cut slightly weaker gold values with three Footwall-intercepts at greater then 6 grams per tonne gold over more than 1.5 metres core lengths. A wide Ultramafic Zone in this hole assayed 2.4 grams per tonne gold over 18 metres, including one intercept of 6.1 grams per tonne gold over 3 metres. The zone is characterized by strong alteration, abundant quartz tourmaline veining and significant pyrite over widths similar to those observed on section 4650E.

Holes TG04-51, TG04-55a, TG04-58, TG04-59 and TG04-60 all deviated from their planned trajectory and were abandoned at shallow depths.

Holes TG04-52, TG04-54 and TG04-56 were short exploration holes drilled to test an MMI anomaly north of the Timmins Gold deposit. This anomaly lies along the northern part of the volcanic sedimentary rock contact that hosts the principal mineralized zones to the south. All three holes cut the contact and two holes cut zones of strong sericite alteration near the contact. Hole TG04-56 carried minor anomalous gold (up to 0.5 grams per tonne gold) associated with alteration and minor quartz tourmaline veining. This contact area remains as a significant exploration target.

...more

Table 1 Significant drill intersections

Hole No.	Section	From (metres)	To (metres)	Length (metres)	Gold (cut to 50 grams per tonne)	Zone
TG04-53b	4750E	609.00	622.50	13.5	2.1	Footwall Zone
Including	4750E	616.80	618.20	1.4	6.4	Footwall Zone
TG04-43b	4750E	614.70	622.50	7.8	3.4	Footwall Zone
Including	4750E	616.00	617.50	1.5	6.7	Footwall Zone
TG04-55	4600E	846.50	849.60	3.1	8.7	Footwall Zone
Including	4600E	848.20	849.60	1.4	16.3	Footwall Zone
TG04-55	4600E	892.00	895.20	3.2	8.0	Ultramafic Zone
TG04-55b	4600E	911.50	915.10	3.6	11.3	Ultramafic Zone
Including	4600E	914.00	915.10	1.1	31.8	Ultramafic Zone
TG04-55b	4600E	919.60	921.15	1.6	8.0	Ultramafic Zone
TG04-57	4600E	753.70	767.35	13.7	7.7	Footwall Zone
Including	4600E	754.95	762.50	7.6	11.8	Footwall Zone
TG04-57	4600E	765.25	767.35	2.1	5.5	Footwall Zone
TG04-57	4600E	794.70	795.87	1.2	5.9	Footwall Zone
TG04-57	4600E	852.95	856.55	3.6	8.2	Ultramafic Zone
Including	4600E	852.95	854.30	1.4	18.9	Ultramafic Zone
TG04-57a	4600E	683.00	685.45	2.5	8.2	Main Zone
TG04-57a	4600E	759.85	761.60	1.8	6.8	Footwall Zone
TG04-57a	4600E	775.00	777.50	2.5	6.4	Footwall Zone
TG04-57a	4600E	846.00	847.50	1.5	6.0	Footwall Zone
TG04-57a	4600E	850.50	853.50	3.0	6.1	Ultramafic Zone
Including	4600E	852.00	853.50	1.5	11.2	Ultramafic Zone
TG04-57a	4600E	855.35	862.50	7.2	2.5	Ultramafic Zone
TG04-61	4650E	554.00	555.00	1.0	3.1	Main Zone

Potential Open Pit Resources

A NI 43-101 compliant Technical Report on a resource estimate for a potential open pit from surface to 100 metres depth was recently completed by John Reddick, an Independent P. Geo. The resource was calculated using a block model with 6 metre cubic blocks and is based on an ID6 interpolation using all holes drilled to the end of 2003. At a 30 grams per tonne gold cut the near surface resource is estimated to be 247,000 tonnes at 1.95 grams per tonne gold in the indicated category and 186,000 tonnes at 2.34 grams per tonne gold in the inferred category. Uncut resources are 311,000 tonnes at 2.55 grams per tonne gold in the indicated category and 141,300 tonnes at 3.1 grams per tonne gold in the inferred category.

...more

Quality Control

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. NQ size drill core is saw cut and half the drill core is sampled in 1.0 metre intervals while core from the main mineralized horizons and core displaying visible gold is sampled in greater detail. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for analysis at ALS Chemex in Mississauga, Ontario. ALS Chemex is an ISO9001-2000 BSI Registered laboratory. Drill core assaying is done using a 50 gram fire assay with pulp and metallics assaying for all samples within the main mineralized horizons and all those samples with visible gold.

The Timmins Gold program, supervised by Jacques Samson (P.Geo), the Qualified Person for this Project, is under option from Holmer Gold Mines Limited (see News Release dated May 27, 2003 for details).

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec.

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For more information, please contact:

Daniel G. Innes, President
Thomas W. Beattie, Director
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
www.lsgold.com / email: info@lsgold.com

Michael J. Byron, VP Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
www.lsgold.com / email: info@lsgold.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.